Filed by Dana Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dana Incorporated

(Commission File No. 001-01063)

The following is a transcript of the investor presentation that was given by Dana Incorporated on March 9, 2018.

Dana Incorporated

Moderator: Christy Snyder

March 9, 2018

8:30 a.m. ET

OPERATOR:	This is Conference # 7897632.

Operator:	Good morning and welcome to Dana Incorporated’s webcast and conference call. My name is Carmen and I will be your conference operator today.

Please be advised that our meeting today, both the speaker’s remarks and the Q&A session, will be recorded for replay purposes. There will be a question-and-answer session period after the speaker’s remarks and we will take questions from the telephone only.

If you would like to ask a question during this time press star then the number one on your telephone key pad. To ensure that everyone has an opportunity to participate in today’s Q&A we ask that callers limit there themselves to one question at a time. If you would like to ask additional questions please return to the queue.

At this time I would like to begin the presentation by turning the call over to Dana’s Senor Director of Investor Relations and Strategic Planning Craig Barber. Please go ahead Mr. Barber.

Craig Barber:	Thanks Carmen and thank you everyone on the call for joining us this morning as we are pleased to announce that Dana Incorporated has signed a definitive agreement to combine with the drive line division of GKN PLC. Before we begin please note that this morning’s press release and presentation have been posted on Dana’s investor website.

Today’s call is being recorded and the supported materials of the property of Dana. They may not be recorded, copied or rebroadcast without our consent. Today’s presentation includes forward looking statements about our expectations for Dana’s future performance. Actual results could differ from those suggested by our comments today. Additional information about the factors that could affect future results are summarized in our safe harbor statement.

These risk factors are also detailed in our public filings including our reports with the SEC. In addition in connection with the purposed transaction Dana would be following a proxy statement and an entity to be formed will be firing a registration.

Investors and stockholders are urged to review such materials when they become available and can obtain the access once available on our website. Presenting this morning are Jim Kamsickas president chief executive officer and Jonathan Collins executive vice president and chief financial officer. But first let’s begin with an over view of the transaction on slide four.

Dana will combine with GKN drive line for consideration of 3.5 billion in newly issued Dana PLC stock. 1.6 billion in cash and the assumption of certain pension liabilities with a net value of approximately one billion.

Due to restrictions from U.K. regulators on presenting forecast results we are showing pro forma 2017 results for the combined company for this transaction value. Using this method the implied transaction value is 8.1 times the 2017 adjust EDITDA occluding assumption of pensions.

The transaction value is 5.5 times including expected synergies and tax efficiencies. This is compared with Dana’s current 2017 multiple of 6.7 times. As we look at the ownership of the combined company, Dana shareholders will own – will own 52.75 percent and GKN shareholders will own 47.25 percent.

With this transaction our balance sheet remains strong with just two turns of net leverage. The transaction is subject to customary shareholder and regulatory approval and we estimate it will close in the second half of 2018.

As far as corporate structure Dana’s CEO and CFO will lead the combined organization and Dana will add two new independent board members to our board of directors designated by GKN. The combined company will be domiciled in the U.K. as Dana PLC but will remain listed on the New York stock exchange. Now it’s my pleasure to turn the call over to Jim.

Jim Kamsickas:	Thank you Craig. Good morning, good afternoon, good evening everyone. I’m very excited to be speaking to you today because of our announcement marks a very important milestone for Dana and GKN drive line.

We are combing two iconic companies in the mobility industry. Both of them rich in industrial heritage. The combination will created a global technology leader in vehicle drive systems and electric propulsion. Since joining Dana just less than three years ago I identified a very short list of transformational transactions that I would be willing to consider.

For reasons that are probably obvious to most of you GKN drive line has always been at the very top of that list. So with that in mind allow me take you through the unique history of our relationship with GKN.

We have a long history of partnering with GKN which dates back to 1954. Which has included a number of joint ventures in acquisitions. From the flags you will see that there have been several of these partnerships around the world. We currently have two operational joint ventures in Taiwan and Columbia which we’ve been operating successfully for many years.

Through these partnerships we’ve experience how each of our associates and companies operate. It’s clear that we have similar cultures, exceptionally talented people and share a deep understanding of our customer’s long term requirements. For those of you that are not already familiar let me give you a brief overview of GKN drive line.

Headquartered in the United Kingdom GKN drive line has built market leadership positions in three light vehicle product segments. Constant velocity jointed drive shafts, all wheel drive systems and electrified drive line solutions. The business has expertise across mechanical systems, electronic and software control and particularly vehicle integration.

The transaction also includes GKN’s off highway power train services business an expert in off highway power delivery and service. With approximately 35 thousand employees GKN drive line has operations in 23 countries and has 60 manufacturing locations including one of the largest drive line businesses in China via its joint venture with Shanghais GKN HUAYU drive line systems owned by SAIC.

GKN has an excellent and very comprehensive portfolio as you can see here. The company holds the number one global position in drive shafts, all wheel drive and e drive solutions. More specific to e drive as you’ll notice in the bottom right hand side of the page we have specifically high lighted through the use of the lightening bolt icons, the electrified products referred to as e-transmission, e-axel, eco-Twinster.

We think GKN’s core e-drive portfolio will position Dana to capitalize one electrification opportunities across our light vehicle, commercial vehicle and off highway end markets in these rapidly changing markets. I’m now going to talk to you about why are convinced that this is such a great combination, how it fits into our strategy and why we’re well established to execute the plan.

There are four key strategic drivers underpinning this compelling combination and later in the – presentation Jonathan will go into them in more detail. However to summarize, first it’s all about bringing real global scale to our portfolio.

Second this allows us to complete our platform, be it on the customer, product or geographic basis. Third we’ll be leading electrified mobility propulsion systems and finally the transaction will enable us to deliver significant value to both Dana and GKN shareholders.

Approximately a year and a half ago we laid out our full enterprise strategy which we refer to as are shifting into overdrive strategy. This combination with GKN drive line fits perfectly with the strategy.

As you know there are five key pillars which underpin it represented by the gears here. And the combination of GKN drive line will help to accelerate the delivery of each. Let me quickly run through them.

First please allow leverage the core which is in the central our strategy by sharing capabilities, technologies, assets and people across the enterprise. Here GKN drive line provides complementary core processes and capabilities. The deal also results in significant synergistic opportunities across all functions of the combined organization.

It preserves are strong balance sheet and combines two complementary market-leading portfolios. The second pillar of our strategy is putting our customers at the center of our value system or strengthening customer centricity.

Here GKN driveline will increase content with Dana’s existing customers, add key light vehicle off-highway and aftermarket customers and increase the vehicle platforms we serve.

Third we’re focused on expanding global markets which is about adopting global perspective but meeting the requirements of our local customers. GKN provides us a substantial enhancement by increasing our penetration in high-growth markets, bringing unparalleled China presents and balancing our global footprint.

Fourth GKN adds to Dana’s already deep technology pipeline which will further strengthen our ability to commercialize new technology and finally this combination sizably reinforces our accelerating hybridization and electrification efforts as we leverage the combined company’s core e-drive portfolios.

We have a strong track record of building our company organically and also through acquisitions. Successfully integrating businesses in achieving our stated synergy targets. We know the mobility industries incredibly well and we know how to best put portfolios together as you can see from some of the transactions we’ve carried out over the past couple years. Remaining is our most recent has been very successful.

Our complementary technologies have created excellent opportunities to cross-sell ensure engineering resources. Especially related to electrification. We’re also on track to deliver our targeted operational synergies.

Since Jonathan and I joined Dana we’ve been working very hard to improve the performance of the business. It’s an honor and privilege to work with the outstanding management team and the people in the company who’ve enabled us to increase sales from just under $5.8 billion to nearly $7.2 billion while increasing or EBIDTA margin by hundred basis points – nearly hundred basis points since 2015.

We firmly believe GKN driveline is position for great success is part of the Dana family. Now we’ll go through some GKN driveline highlights. GKN is a leading provider in pioneer of e-drive systems, with nine programs in production and more than 700,000 electric axle drives produced to date. GKN driveline’s experience is unmatched in forms a key commercial driver for us.

In addition there is further growth to come, with eight programs to launch including four in China. The quality of the offering is demonstrated in the recognition from the sector including award-winning automotive news Pace awards in 2015, 16 and 17.

The graphic in this slide perfectly illustrates exciting opportunity as we increase the complexity and value of the content per vehicle. As you can see as we move from the historic front wheel drive internal combustion engine to the current and growing all-wheel drive market this delivers significant increase in content per vehicle of approximately 10 times.

GKN driveline is already a leader in this market. If we move to the right hand diagram you will see that the battery electric market delivers approximately double the content value on a car again. GKN driveline is a leader in this market and means that we are well-positioned for the future to capture the growth opportunity.

As everyone knows the industry is going through a significant and rapid change. By 2025 plug-in and hybrid electric vehicles and battery electric vehicles are going to account for a substantial percentage of the market demand. Although internal combustion engines will still be a significant force GKN driveline portfolio quips as well to meet the entire spectrum of demand.

Not only will we be positioned as a supplier of choice any dry products but we will also accentuate our all-wheel drive product portfolio. Is everyone on this call knows the Chinese light vehicle market is the largest and fastest growing in the world. Indeed as you can see from the graph on the left of the electric vehicle market is expected to reach 37 million vehicles by 2050.

It is also market that is converting into electric vehicles at the quickest rate. With the STS joint-venture GKN driveline has gained over 30 years of invaluable experience and $1.3 billion of sales in its joint venture with the largest customer in the biggest and fastest-growing light vehicle market in both current driveline technology and future electrified driveline systems.

I will now hand it over to Jonathan who will talk you through the rationale for the combination.

Jonathan Collins:	Thanks Jim as you can tell the GKN driveline business has a number of very attractive attributes. And as we worked with our team in the GKN team over the past few months our diligence in discussions of only enhanced our belief that this is a really game changing transaction in the industry.

As Jim already mentioned we’d like to break down the benefits of the combination into four main categories. This shows the way that the key characteristics of GKN driveline combined with our current business create a global leader with unparalleled opportunity in the sector. First this acquisition really scales up our portfolio the combined business will have over 14 billion in sales with a truly unmatched global platform.

We’ll talk about this in more detail but we believe that this scale create sustainable positioning in the market. Second this deal is truly complementary to our existing business we become a more balanced company across any vector you consider customer base and market exposure to geography product breath.

There’s really no one else with this base of diversification. Importantly and one of the things that we probably are most excited about by this transaction is the technology opportunity. As you all know the mobility sector is undergoing a transformation with the advent of electrified propulsion. GKN has been an innovator in the electric drive systems area particularly for light vehicles.

Coupled with our strength in the commercial vehicle and off-highway we see an unmatched capability to take advantage of the most important trend for the future of all major mobility markets.

Finally and perhaps most importantly for our shareholders on the call this morning we believe this transaction delivers extraordinary value. We see significant near-term synergies and earnings secretion within the context of a financing structure which preserves a strong balance sheet to support future growth.

In short this deal positions the new Dana to win for our customers our employees and our shareholders. When we put slide 21 together the team took a step back as we started to realize the true scale of the platform. Here you can see the scale achieved through the combination. These are the 2017 numbers here showing that the combination of our existing business at just over 7 billion sales.

GKNs base business around 6 billion in sales along with GKN share of it substantial China joint venture sales, about 1.6 billion in total which GKN owns 50 percent is reaching in excess of 14 billion. We’ll come back to the China JV later this is an important part of the story as well.

Jim’s already talked a bit about the product offering in electrified technology that this acquisition brings to us. When you take a look across both GKNs portfolio in our capabilities you see the true competitive advantage of the combination. I would point out that our offerings today are highly complementary and it should allow us to better serve our customers globally as they take advantage of our electrification technology.

In addition you can see where GKN and Dana’s technology are already being deployed today and this is just the tip of the iceberg as the penetration of electrification increases. One thing that is very important to recognize as we talk about electrification is what the impact is on our top and bottom lines.

As a part of the leadership team at a company that prides itself in high quality production and technology I get pretty excited when I see new revolutionary technologies deployed into our customers vehicles.

But what really makes me excited as the CFO is seeing how a shift in our business is going to generate more attractive returns for our shareholders. As you can see from the diagrams here there is a significant opportunity to increase the revenue from our content per vehicle as we move from the internal combustion engine to electrified drive train.

This is true not only for light vehicles but also for commercial vehicles. One of unique things about this deal is the complementary nature of the business. Dana and GKN have played in two different segments of the market including across different parts of mutual customers portfolios.

This transaction gives us more balanced business mix across different vehicle types and strengthens our existing customer relationships providing our customers with a more comprehensive product portfolio in a more balanced revenue base. And we think the best product offering of all of our competitors as a walk-through on the next page.

When you peel back the onion across our major end markets and product types the result is a truly comprehensive product offering. As you can see this transaction combines our strength and rear wheel drive and four-wheel-drive and a nascent set of all-wheel-drive platforms, with GKN’s driveline’s proven competency in front-wheel-drive and all-wheel-drive.

We don’t see anyone else out there in the market today who can match our driveline product offerings across every major mobility category. As you know Dana’s heritage and largest markets are in the Americas with about a third of the business in Europe. GKN’s business has been a bit more European focused but also was an early mover in Asia.

Combining the business gives us a really nice balance across the globe with substantial upside particularly in China. In China we see combined sales of nearly 2.6 billion today. This is very important as we see substantial ongoing growth across our entire portfolio of products and with our existing customers as well as new customers both of our companies bring to the table.

A key focus of this China opportunity is the combined company’s existing joint ventures which we highlight on the next slide. This is a really critical point, GKN has a long-standing relationship with SAIC the number one domestic light vehicle producer in China through the SDS joint venture.

Our strength in China has come from our relationship with Dongfeng which is the number one domestic commercial vehicle supplier in China through DDAC joint venture. Together we have an opportunity through these JVs with long-standing well-respected partners to continue to lead in the largest fastest growing market in the world for our products.

I’d also like to note that we do business both through our JVs and directly with several of the other major players on this page as well. I’m sure that a lot of you are wondering about synergies in a transaction like this. While were really excited about the key strategic pillars of the combination I’ve just walked through there’s also a substantial synergy opportunity.

This is implicit in the scale of platform we are creating and also in the opportunity to better utilize our facilities sharing best practices to make our workforce more productive and capable to support the substantial growth opportunities we see from the trends in electrification and global growth. We will achieve synergies totaling around 235 million or about 1.7 percent of combined sales within the first three years of the transaction.

The majority of these will be derived from procurement opportunities and enhancing relationships with our strategic suppliers. About 120 million annually as we get the run rate. As you can see the aforementioned operating efficiencies combined with MSG&A savings generate another hundred and 15 million of annual opportunity.

So how do we put this all together to think about a deal which not only has compelling strategic logic, industrial opportunity, and cost savings but also generates significant value for shareholders while maintaining a strong business profile for growth? This slide shows what we believe the deal should deliver to you our stockholders in the very near term.

We show here on the left-hand side our current market cap and the value of the new shares we will issue the GKN shareholders as a part of the deal. I then add to that the value of the run rate synergies; net of about a quarter billion dollars in cost we’ll spend in the next three years to achieve those. I do this calculation at the blended EBDA multiple and show here the result about 1.2 billion in shareholder value creation.

In addition we see tax efficiencies from a step-up in basis, which is tax-deductible and some savings in foreign jurisdictions resulting from our residency in the UK of another 600 million of present value benefits. That gets you to a substantial increase in shareholder value in the near-term.

On top of this we have a strong conviction that doubling the size and scale of the business, diversifying the portfolio, and really beginning to capitalize on the best electrification platform out there, should make the shares in the new company well-positioned to achieve a more premium valuation in the markets.

That is the true long-term upside in the combination. Just to spend a few minutes on performance on slide 31, and if I haven’t said it already were a bit constrained here by the rules in the UK regarding public takeovers.

For those of you who don’t know we basically can’t show forecast for the target business. I’m sure you can see what the various research estimates are out there and do some of your own math.

But here we have just looked at the 2017 results of both companies and how they look together along with some synergies. The story resonates scale and a lot of upside opportunity in the margin. We see an ability to take the sort of operating discipline that is allowed us to improve the Dana business and translate that into the new larger platform in short order.

Now you may think I’ve been little excited about this deal, but as excited as we all are here at Dana we remain very disciplined in our capital structure. We believe we paid a fair value for this acquisition and we will be issuing a fair amount of stock which allows upside from the combination to accrue to all shareholders.

But importantly also allows us drive towards an investment grade credit profile. For those of you who know us well you’ll appreciate that this is very important to me and our entire leadership team. We need a robust and resilient balance sheet to support new growth opportunities.

We need to show customers we have a wherewithal to support their growth and to reach globally. And our balance sheet does all of this. As a result the combined company will have a net leverage ratio, calculated as net debt divided by adjusted EBDA the of two turns.

It’s worth noting that we have fully committed financing in place for the transaction, no debt maturities in the next five years, and our liquidity will be approaching $2 billion and our cash flow generation profile will enable us to rapidly deliver on a path towards investment-grade credit metrics.

With that I’ll pass it back to Jim for some closing remarks and then we’ll be happy to take your questions.

Jim Kamsickas:	Thank you Jonathan. Before I conclude, I would like to emphasize again what this combination is such as winning equation for all of our stakeholders. For our shareholders, we have the benefits of a New York Stock Exchange listing and a UK PLC base. The combined business offer significant value creation potential along accosted synergies.

For a wide range of customer partners of whom we have long-term and strong relationships with, we have full alignment on a long-term investment to develop differentiated products. We also have the benefits from the pooling of two long-standing and trusted suppliers with complementary strengths and technologies.

And for employees which are so crucial to the group’s future, we are bringing together two complementary cultures with engineering in their DNA. As we continue to grow, there will be exciting opportunities for our employees. So in conclusion, this is a unique strategic combination which allows us to create a global leader in vehicle drive systems and electric propulsion.

We will achieve this through the four elements of our strategy, namely through the scaling of the portfolio by leading the market for electrification, the completion of a global pro platform and the delivery of value for shareholders and our customers.

With this, I’d like to hand back to Craig.

Craig Barber:	Thank you, Jim. Carmen, let’s open the line up now for any questions.

Operator:	Certainly. At this time, if you would like to ask a question, please press star, then the number one on your telephone keypad. Again, that is star, one of our telephone keypad. Your first question comes from the line of Emmanuel Rosner with Guggenheim.

Emmanuel Rosner:	Hi, good morning everybody and congratulations on getting this deal in place.

Jim Kamsickas:	Thank you.

Jonathan Collins:	Thanks, good morning, Emmanuel.

Emmanuel Rosner:	So I guess my question is around the synergies. So you’re highlighting cost synergies of $235 million over the next – within the first three years.

At the same time, GKN’s presentation of its driveline business yesterday and earlier in the month, were sort of suggesting that on their own, they can unlock $210 million or so of – $210 million or so of cost savings. So are these one of top of the other, or do you see some overlap in terms of the synergies you’re trying to extract and GKN think they can do on a standalone basis.

Jonathan Collins:	Emmanuel, this is Jonathan. Obviously over the past couple of months, we’ve had the opportunity to spend some time with GKN driveline’s leadership team and understand that self-help initiatives that they have in place including Project Boost, we see these as great opportunities to improve the business. Those will continue, however when we think about the $235 million of synergies, these come from the industrial logic of combining a business.

So we’re confident that the synergies can only be achieved through bringing the businesses together and the base off of which we’ve calculated the synergies takes into account all the great work that the GKN’s team is doing to improve their cost structure.

Emmanuel Rosner:	OK. So just to make sure I understand. I mean, if everybody manages to deliver their – the full extent of their progress, you view that as potentially $235 million plus another $20 million or so in terms of potential cost improvement over the next three years?

Jonathan Collins:	Yes, I mean whatever that team is able to continue to execute on and deliver on, will just only help the business; but our perspective, Dana’s perspective is that that $235 million we’ve identified can only be achieved through the combination of the business.

Emmanuel Rosner:	Understood. And then just a follow-up on the synergies on the tax side. So, I think on slide 30, you sort of – you capitalized the number. But I guess to just make it simpler for modeling purposes, what sort of like, combined tax rate do you expect on a look-forward basis? Or what is the annual tax synergy?

Jonathan Collins:	Yes, I think a better way to do this, is just give you a sense of the annual amount. We capitalize that at about 9 percent, to give you a sense of what we think the annual benefit will be.

And as we mentioned, the savings – the cash tax savings is a combination of both the step up in the basis that we get that’s deductible prospectively, but also combined with the efficiency of the new corporate tax structure, we expect to see a cash benefit that’s been capitalized at about 9 percent to get that number.

Operator:	Your next question comes from the line of Joe Spak with RBC Capital Markets.

Joe Spak:	Thank you, good morning. I was wondering – excuse me, I lost my voice here – on the eDrive portfolio, what is that as a percent of sales, like today, and what do you expect that to be on a combined basis as we look, maybe at like a 2020 number or maybe even 2025?

Jonathan Collins:	Hey, good morning, Joe. Sorry you lost your voice. So just from an electric portfolio perspective, the sales are more substantial. GKN has a number out there for where they see sales now. They’ve touted a $2 billion or £2 billion order book which is essentially the full value of all the contracts they have on electrification.

They’re really early in the a ramp up, so from a financial statement perspective, they are spending substantial R&D and the contribution of the sale that they’re making on the electric drive have yet to offset that, so we see opportunity from a margin perspective as the secular trend and adoption in light vehicle really starts to pick up and they sell more of their units.

Certainly from our perspective, we still continue to believe that our markets are going later and from a strategic perspective, the value we see is the core technology that they’ve developed in the systems where they’re combining the motor, the inverter and the power of the gear box, altogether providing that system. That core technology is applicable to our markets.

So as we progress, we’ll try to give a better feel for how that’s laying out, but in the near-term, the sales are still relatively small.

Joe Spak:	And then so like the motors and inverters, I understand there, they’re packaging that together, I guess it’s something the customers increasingly want. But are they still sourcing that themselves, or do technology there?

Jonathan Collins:	They’ve really focused on the engineering systems capability. So a number of their systems that are on the road the Jim took you through a few moments ago, do have source components for motors and inverters. They’ve really focused on being the systems integrator which is what we see as being a very valuable position for our customers.

Joe Spak:	OK, and is there anything you can talk about the – well one, the phasing of the synergies, and then two, how we should think about CapEx for the combined entity. I know standalone data was, I think, set to go closer to 4 percent of sales. Is that still good number?

Jonathan Collins:	Yes, I’ll take the CapEx one first, and then I’ll revert to the synergy timing. So we’ve indicated we’re at about 4 percent, given the new technology they’re bringing tomorrow, particularly in eDrive, they’re probably closer to 5 percent. So on a blended basis, we should be in the 4 to 5 percent range. There will be some efficiency – synergies on CapEx, we’ve yet to fully quantify that.

From a cost perspective, I would kind of point you to the each of the three buckets. The material savings and the manufacturing or operating efficiency savings, will take a bit more time. We’ll certainly have some things coming out of the gate, but those are the items that you’ll see progressing over the first, second and third year. And the central cost will come out a bit quicker; you can expect those to be earlier on from a phasing perspective.

Operator:	Your next question comes from the line of Brian Sponheimer with Gabelli.

Brian Sponheimer:	Good morning everyone and congratulations.

Jonathan Collins:	Hey, Good morning, Brian.

Jim Kamsickas:	Thanks, Brian.

Brian Sponheimer:	Jim, if could just start and talk about how this deal came together timing - wise, who approached who, just to kind of give the origin here.

Jim Kamsickas:	Yes, sure. Thanks for joining, Brian, thanks for the question. Early days in December, I don’t know specific dates, we did reach out to say this seems to make sense. It’s as I said in kind of my opening commentary, it was pretty obvious that it would always make sense from a Dana perspective but timing is everything.

As you know very well we’ve been building up to this as a company in terms of building infrastructure through inorganic activities, changing our operating model, to have skill sets across to be able pull synergies out of any deal that we have et cetera, et cetera.

But anyway, we started the conversations in early December, continued on into early January. Then different things happened over in the U.K., but we stayed on our path, and fortunately it’s worked out. And this is – it’s a great day for us, thanks for asking.

Brian Sponheimer:	Yes. Strategically and make a great deal of sense. I guess, one question, one push back that I’ve gotten is GKN is much larger in passenger car, which is certainly getting lesser share in the market right now. Can you just to talk about that as a concern for investors?

Jim Kamsickas:	Yes, I don’t really look at it so much personally as passenger car, I kind of bundle passenger car CUV and SUV together in terms of the blending and the technology and the propulsion systems and how those go together. And I think it’s safe to say that CUVs and SUVs are on a fast horse growing no matter where you’re at around the world.

So if there’s a pivot for more specific sedan type of stuff, so be it, but that actually could be an improved content per vehicle story for us as they evolve into the CUV, SUV side.

Jonathan Collins:	Brian, this is Jonathan. One of the things I’d add about that, is that as we noted in the presentation, the electrification trend is coming first to passenger car, so having a leading position in electrified technology is very helpful as we start to get higher vehicle volumes in that segment.

So strategically, we think that the secular trend in electrification is so valuable and so critical competitively, that we really like the exposure to the segment because of what’s happening in electrification.

Operator:	Your next question comes from the line of Rod Lache with Deutsche Bank.

Rod Lache:	Good morning everybody, congratulations. It sounds like a great fit for you. Had a couple questions – just a couple on the synergies. First, are there significant R&D synergies that you’re incorporating here, because it sounds like a lot of the core technologies that you’re working on overlap quite a bit, or is that incremental?

And as you mentioned, it’s – the synergies that you’re outlining exclude CapEx. Are there similar or underutilized manufacturing plants or casting or forging facilities that you have that at least conceptually could see a significant opportunity there?

Jonathan Collins:	Hey Rod, it’s Jonathan. No, I think you make a great point on CapEx. While it’s not been an area of focus, one of the things that we’ll do early days is start looking at opportunities there to enhance our free cash flow profile. As far as engineering goes in the synergies it’s not been a major area that we’ve called out.

The complementary nature of the products is such that a lot of the application engineering we’re doing is for different vehicle architectures, different parts of the drive train.

There will certainly be some but we see more of the significant opportunities around material, the lean manufacturing environment, and central costs because we want to remain committed to the R&D spending that’s going to be required to keep us ahead of the pack from electrification now that we’ve got this great competitive position.

Rod Lache:	Great and I was hoping you could maybe be a little bit more explicit on the cash generative power of the combined company. Maybe if we looked back to 2017 on a pro forma basis.

Can you just a little bit more explicit on what you mean in terms of the tax synergies and any additional insight that you can provide on other elements of the cash flow, like pension cash or restructuring spent?

Jonathan Collins:	Yes, maybe the best way it can do that Rod is point you to the slide as you noted where we did the 2017 pro forma. We have said as Dana that at a nearly 13 percent margin our long-term margin targets about 12.8 percent.

Happens to be that on a pro forma basis for synergies last year the combined business would’ve been a 12.8 and we’ve indicated that we can get to more than five percent free cash flow at that margin level. So I would say right now that’s a reasonable proxy to use the think about the near-term potential of the cash generation capabilities of the business.

Rod Lache:	OK, great. And just to clarify in the tax side of things, you’re capitalizing the tax savings at a nine percent rate, so just to be clear on what you’re saying here, you’re not implying a nine percent tax rate, you’re just taking – you’re applying a nine percent discount rate to future tax savings. Is that correct?

Jonathan Collins:	Yes, that’s right. Thanks for clarifying Rod. So I just mean the discount rate we’re using to capitalize the annual cash tax benefit was nine percent so that gets us to the approximately $600 million we highlighted in the value creation slide.

Operator:	Your next question comes from the line of (Justin Long) with (Little Rock).

(Justin Long):	Hi, this is (Justin Long) and (Steven Stephens) in (Little Rock). Congrats on the transaction. Wanted to start with the question on the regulatory approval process. Could you just give us some more details about how you anticipate that to progress? And your level of visibility on when that process will be complete?

Jonathan Collins:	Sure, we see that as customary in standard for a transaction of this size. Obviously, we have no concerns the business is very complementary across end market and from a product perspectives.

So, we think that’s going to be a very normal process and as we indicated we think we’re going to close in the second half of this year. So the longest pole in the tent will be the regulatory approvals.

(Justin Long):	OK, and then a couple quick ones on the financials. Looking at the transaction debt, I was wondering if you could give us an expectation on what you expect the blended interest rate to be?

And then kind of going back to the electric product portfolio, I was curious if you could talk about the margin mix of those products relative to everything else on a pro forma basis?

Jonathan Collins:	Sure, from a debt servicing perspective I think it’s reasonable to assume that our debt service cost will be comparable with what it is today at Dana. Given the cash flow, where the cash flows are generated around the world, we’ll have a mix of dollar and euro denominated debt so our current blended rate or weighted average cost of debt is a good proxy for that, we believe.

Relative to the margin profile the profitability for electric vehicles, right now there’s a lot of engineering costs to be able to overcome early on at relatively low volumes. What we have highlighted though, in the incremental content, is that incremental content we believe will bring with it the opportunity for margin expansion over our existing margin profile within the internal combustion. And so long-term, we certainly see opportunity to expand margins.

(Justin Long):	Great, that’s helpful. I appreciate the time.

Jonathan Collins:	Sure, thanks (Justin).

Operator:	Our next question comes from the line of (Colin Langdon) with PBS.

(Colin Langdon):	Oh great, thanks for taking my question and congratulations on the deal. Just a follow-up on the regulatory approval, I know there’s the bid on the whole GKN, is that complicating factors? And what are the key deadlines we should be focused on to make sure the approval goes through?

Jonathan Collins:	No, the takeover process in the U.K. we don’t believe is adding complexity to the regulatory approval. Obviously, there’s a process that has to play out there.

We’re going to have to have the standard regulatory profiles in all the regions we operate in the U.S. and Europe and in China. And just based on our experience it’s likely China will take the longest. So when we talk about an H2 closing that’s likely the one that will be waiting on.

(Colin Langdon):	And is there a vote required by GKN shareholders or anything like that? Or (sort of) ...

Jonathan Collins:	Yes, there will be a vote required by both of our shareholders to approve the transaction.

(Colin Langdon):	And that will be – is there – when will that be normally?

Jonathan Collins:	Yes, we’re going to obviously work through to create the pro forma financials and supply all the pertinent information for decision so that’ll happen within the next couple to few months.

(Colin Langdon):	Got it. OK and what is your target for deleveraging? I think you said (posted daily) would be two times leveraged. I think your targets are normally around one. I mean, how long do you think it will take you to get there?

Jonathan Collins:	I think what we’ve indicated, it will only take a year or two. Maybe just around that range to get down to a one turn leverage.

As we indicated we’re going to make some investment to allow these synergies to be implemented but the cash flow profile, the business is going to be quite attractive so we think we’ll be there and that’s why we continue to highlight that we’re going to keep pushing for investment-grade credit metrics.

(Colin Langdon):	Got it. And just lastly, is there any overlap in the products and the businesses or is everything really more complementary in nature?

Jonathan Collins:	Yes, there are a few. We tried to highlight all-wheel-drive systems so both of us have products in the market there that create a greater fuel efficiency for consumers that want the capability of all-wheel-drive but don’t want to suffer the incremental inefficiencies associated with that.

So they have their Twinster product, we have our SmartConnect but that’s really the one area that I could point to within the light vehicle space where we have direct competition.

Operator:	Your final question comes from the line of Emmanuel Rosner with Guggenheim.

Female:	Hi ...

Emmanuel Rosner:	Thanks for taking my follow-up call.

Jonathan Collins:	Sure.

Emmanuel Rosner:	Just couple more questions on the approval process. So obviously there is a hostile bid for all of GKN on the table now so can you just maybe explain what needs to happen from a shareholder approval and denial point of view, in terms of (for you were) offered to get through – to go through?

Jonathan Collins:	Yes, I mean as you can see, it’s publicly available that GKN is going through a process of defending. They have a stated strategy of bifurcating the business effectively between aero and auto.

They believe that our transaction, and you’ll hear them continue to say we’ll provide great value for their shareholders. We have a lot of conviction in that. Their shareholders are going to be making a decision on that in the coming weeks and then we’ll continue to move through our normal process of providing them the information for the vote on our transaction.

Emmanuel Rosner:	OK, great. And then just finally from me, in terms of the sort of like structure of the deal from a GKN shareholder point of view, so the way you’re sort of buying the asset, there is a catch component and there’s an equity component.

So who gets the cash? Who gets the equity? Because it feels like it’s an asset sale by GKN of its automotive business. Does the company end up with those shares or can that be distributed to the GKN holders and who gets the cash?

Jonathan Collins:	Yes, so the company will not get the stock. The stock will go to GKN shareholders. The cash will go to the company. They will use the proceeds as they see fit and decide what level of that, if any, is a distributed to their shareholders. But essentially we are providing the shareholders the stock, we’re giving the company the cash and in exchange for that we’re getting the driveline business.

Emmanuel Rosner:	Great, thank you very much.

Jim Kamsickas:	Sure. OK, on that note, this is Jim just to just to finish it up, I think by now you’re well aware of my history. I’ve done a lot of M&A in my career. Personally speaking, I’m not sure that I personally witnessed a more complementary transaction.

If you want to look at it from a product standpoint, from a market standpoint, from a geography standpoint, from a company culture standpoint, the list goes on, that’s for sure. As you witnessed from Dana, over the last few years, we’ve done building block by building block, sustain and improve, sustain and improve, very regimented, very systematic.

We’ve improved customer satisfaction, which has led to organic growth. We’ve increased the product portfolio, especially from a technology standpoint, which is taking care of our customers and helping us grow the company profitably. We’ve done all sorts of business model changes, operating model changes, to pull synergies out across the company.

We’ve also completed acquisitions on a step-by-step basis and we not only brought them in but we’ve integrated them successfully. We could’ve only done this through the tremendous support of our Board of Directors, our customers, and our employees. We’re very excited about today. We appreciate you joining the call and we appreciate your support.

Operator:	Thank you. This does conclude today’s conference. You may now disconnect.

END

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Dana and GKN, an entity to be formed for this proposed transaction (“SpinCo”) will file with the Securities and Exchange Commission (“SEC”) a registration statement containing a joint proxy statement/prospectus, which will constitute a preliminary prospectus of SpinCo and a preliminary proxy statement of Dana, and Dana will file with the SEC a proxy statement on Schedule 14A. The materials to be filed by Dana and SpinCo will be made available to Dana’s investors and stockholders at no expense to them and, once available, copies may be obtained free of charge on Dana’s website at www.dana.com. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of Dana are urged to read the registration statement, the proxy statement and other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction because they contain important information about the proposed transaction and the parties to the proposed transaction.

Dana and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies of Dana stockholders in connection with the proposed transaction. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of certain of Dana’s executive officers and directors in the solicitation by reading Dana’s preliminary proxy statement for its 2018 annual meeting of stockholders, Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and proxy statement and other relevant materials which will be filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of Dana’s participants in the solicitation, which may, in some cases, be different than those of Dana’s stockholders generally, will be set forth in the proxy statement relating to the proposed transaction when it becomes available.

Forward-Looking Statements

Certain statements and projections contained in this communication are, by their nature, forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, estimates and projections about our industry and business, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the combined company’s business, performance and opportunities, including cost synergies and projections; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Such risks and uncertainties, include, without limitation, risks related to Dana’s ability to complete the proposed transaction on the proposed terms and schedule, including obtaining shareholder and regulatory approvals; unforeseen liabilities; future capital expenditures; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the proposed transaction will not occur; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed transaction; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employers or suppliers; and the possibility that if the combined company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the combined company’s shares could decline, as well as other risks related to Dana’s business.

Dana’s Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings discuss important risk factors that could affect our and financial condition. The forward-looking statements in this communication speak only as of this date. Dana does not undertake any obligation to revise or update publicly any forward-looking statement for any reason.